EXHIBIT 99.1

Endeavour Silver Appoints Don Gray as COO, Awards Feasibility Study for Terronera Project to Wood plc

VANCOUVER, British Columbia, Sept. 15, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces the appointment of Mr. Donald (Don) Gray, B.Sc., MSE, MBA as its new Chief Operating Officer, effective today.  Godfrey Walton, COO since the founding of the Company, will retire at year-end and retains the role of President until then to facilitate the COO transition period.

Mr. Gray brings to Endeavour his 40 years of experience in the mining industry, having worked for senior mining companies such as Exxon, Hecla, Newmont, Coeur throughout much of Latin America, as well as Spain and the United States.  Most recently, as COO of Continental Gold Inc., he steered the successful completion of mine development and mill construction at their Buritica gold mine in Colombia, culminating in the company being purchased by Zijin Mining Group earlier this year. Prior to that, Mr. Gray was with Tahoe Resources, initially as General Manager/Vice President and then as President/Country Manager, where he oversaw the successful design, construction and startup of the Escobal silver mine in Guatemala.

Don holds a B.Sc. degree in Mining Engineering from the University of Idaho, an MSE Civil Engineering degree from the Massachusetts Institute of Technology, and an MBA from Auburn University.

Mr. Gray brings to Endeavour his expertise in all aspects of mine engineering and operations, including strategic planning and budget oversight, economic evaluations and corporate development. He has been responsible for designing, financing, constructing and operating large precious metal mines along with all related sustainability programs including health, safety, environmental, community, security and labour, and corporate responsibilities with stakeholders.

Bradford Cooke, CEO and Director, commented, “I would like to welcome Don to our senior management team as he takes on this key role in helping to build a bigger and better Endeavour Silver.  Don’s experience, expertise and leadership should help us extract more value from our current and future assets for the benefit of all stakeholders.  While we still have three months to say goodbye with Godfrey Walton, I would like to thank him for his 17 years of dedicated service to the Company.”

Endeavour also announces it has awarded the feasibility study for the Terronera project to Wood plc.  Wood is an international engineering firm with a mining group who provide project-specific services across the entire life cycle of mining and minerals projects from early-stage concepts and evaluations to turn-key projects and asset solutions.

Their team of technical experts spans five continents and has delivered projects in over 100 countries across a diverse range of commodities Wood takes advantage of its operations and consulting expertise to assess deposits, evaluate technical and economic feasibility, and develop efficient and cost-effective mine and plant designs.

The feasibility study is estimated to take about 9 months at a cost of approximately $1.5 million.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020 and preparation and completion of the feasibility study. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the preparation of the feasibility study and the potential impact of the COVID 19 pandemic on preparation of the feasibility study, as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: preparation of the feasibility study, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.